MOXI

Main Street Software Technology Payments Mobile

App for freelancers to get paid and manage gigs

WEHAVEMOXI.COM NEW YORK NEW YORK


MOXI
Get creative. Get paid. Get Moxi.
wehavemoxi.com



Our founding team has worked as freelancers. Many of our friends are freelancers. We understand that getting paid, managing your finances, sorting out taxes, and all of that can be confusing, a distraction from your work, and downright daunting. The current tools in the marketplace are not built for gig workers. We're here to change that.

Evelyne Kanakis CEO @ MOXI

Why you may want to support us...

1. The "Gig Economy" is growing. Some estimate that it will comprise over half of workers by 2027.
2. The current financial tools are either too complicated or not robust enough for freelance workers.
3. We can do this. We've already built and deployed a functional app. Now it's time to grow and expand!
4. MOXI operates lean. Limited funding hasn't stopped us. We're relentless. We are hustlers.
5. We see the big picture. By helping gig workers, we also strengthen the economy and small businesses.
6. Our partners represent large networks of freelancers in various industries. They see value in MOXI.

Why investors ❤ us

WE'VE RAISED $114,600 SINCE OUR FOUNDING



Evelyne is a Harvard Graduate and member of the Alumni. She also worked on projects relating to online presence for JP Morgan Chase. She is qualified to manage Moxi and a hard worker who has the drive to succeed.

Trevor Ward
Friend



Evelyne has tremendous experience bringing new ideas to market with an extensive and successful professional track record as well as an amazing educational background. And her leadership skills and business acumen are beyond compare.

Dan Belair

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Evelyne Kanakis
CEO
Former head of product design for business banking at Chase. EMBA from Harvard Business School. She has both the fintech background and on-the-ground experience with creatives to make MOXI successful.



Andy Dalton
Operations
Operations and legal specialist with a background in high tech law. Most recently ran compliance operations for an international startup, helping the company gain Fortune 100 clients, develop a robust IP portfolio, and raise over $15M.



Laura Kimmel
Creative Director
Having spent over 15 years as a freelance photographer, videographer, designer, actress, and artist, I understand the difficulties of handling my own finances. I want to empower others to reach their full potential by focusing on what they love.

Downloads

Moxi pitch deck.pdf

We have Moxi

n. When someone has courage and backbone, they have Moxi (Urban Dictionary)

60 million people in America have the Moxi to be their own boss

Even though free agents rule the roost and bring almost $2 trillion worth of revenue to the US economy, managing their finances continues to be an anxiety-inducing struggle for many freelancers.



1 in 3
Americans freelancing
Many potentially face financial loss and anxiety due to the lack of tools to help them maintain stability

Freelancing doesn't mean FREE

Freelancer life often means an irregular cashflow. Often faced with chasing payments, or even worse, not getting paid for work, the impact of financial loss is significantly stressful and can affect their livelihood.



+70%
have struggled to get paid for their work

The struggle is real

Without the proper financial tools to help them manage their overall financial health, many freelancers are quite simply living life on the edge. The tools on the market today tend to be over-complicated and are not tailored for the specific needs of independent workers, leading to a fragmented experience that makes it exceedingly difficult for such individuals to get on top of their finances.


"Money stress is real, nobody likes money stress, it affects your mental health and your creativity. So if you want to be doing your best work, you shouldn't be worried when or if you'll be paid."

From incumbent banker to entrepreneur

Our founder, Evelyne Kanakis, created some of the world's first financial apps and tools for banks around the world for over a decade. While working for America's largest bank, managing design strategy for business banking, and her further research whilst at Harvard Business School, it started to become clear to her that the growing gig economy is struggling due to the deficiency of existing tools in the marketplace.

Realizing that she would never be able to build this solution within the confines of a large incumbent bank, she took the leap into the startup world and left to found MOXI.


As a creative innovator in fintech, I deeply feel it is my mission to provide financial solutions that meet the needs of freelancers. As we face unprecedented times, maintaining financial wellness for 60 million Americans in the gig economy is imperative.
Evelyne Kanakis, Founder & CEO
MOXI
Get creative. Get paid. Get Moxi.

We had to take action, and we did it!

With limited investment, Evelyne and our small founding team got to work on creating a solution that truly focuses on the needs of freelancers, one that liberates them from financial drudgery. Instead of stressing and facing financial hardship, freelancers can focus on their skills, passion, and building their business. And let's face it, no one wants to be spending time demystifying taxes and complicated spreadsheets!

Early this year, we launched our app!


We built and launched our app
This is just the beginning of our mission, as we continue to build a powerful suite of tools to help freelancers thrive
Download on the App Store

Launching MOXI on the streets of Art Basel Miami

We don't see ourselves as just yet another cookie-cutter financial service. We believe in creating experiences and solutions that truly matter and help our users. We connect first-hand with the freelance community.

Late last year we took to the streets of Art Basel in Miami, the world's biggest art festival, and met and spoke with hundreds of freelancers. In making connections on the ground, we discovered that the freelance community feels ignored and misunderstood by banks and financial services. We see a need for a fresh, new financial solution that truly understands, acknowledges, and supports independent workers.


Moxi is not your typical bland fintech.
Made for creatives by creatives

Stronger together with industry partnerships & networks

MOXI is committed to the freelancer community. That's why establishing partnerships with organizations and associations who represent and advocate for independent workers, like those pictured below, is vital to our success.

By partnering with such organizations, we are continuing to learn from, and to be inspired by, communities of amazingly talented freelancers - whether they are writers, artists, tour guides, producers, and everything in between. By working with our partners, we are continuing to both validate and improve our app to ensure that it best serves freelancers and helps them establish and maintain financial wellness. Through such partnerships we are able to showcase the wonderful talents of freelancers, grow our user base, and stay rooted in the communities that we love and admire.


Our growing partnerships
GANYC
Guides Association Of New York City
ProductionHUB
Freelance Founders
NAIWE
NATIONAL ASSOCIATION OF INDEPENDENT WRITERS & EDITORS
...and more to be announced soon!

We're excited for you to come onboard our journey, and join our movement as we work to liberate the finances of 60 million freelancers, an important cause that benefits both the community and our stakeholders financially.

Investor Q&A

— COLLAPSE ALL

What does your company do?

MOXI is a mobile app that helps independent workers (freelancers, gig workers, etc.) get paid and manage their gigs - all in one place. Through our app you can generate invoices and request/send payments seamlessly. Users can link their bank accounts or pay via credit cards. By providing a platform through which freelancers can easily get paid, we are helping to solve one of the most fundamental problems faced by members of the gig economy.

Where will your company be in 5 years?

In 5 years, we want MOXI to be a holistic financial management platform. In addition to the ability to send/receive payments, we want our app to: (1) provide expense management tools; (2) integrate with a third party tax service so that users can manage and file their taxes seamlessly; (3) incorporate functionality that allows users to generate work contracts; and (4) develop a marketplace where users can collaborate with others on gigs/projects and promote their services.

Why did you choose this idea?

Our founding team has worked as freelancers. Many of our friends are freelancers. We understand that getting paid, managing your finances, sorting out taxes, and all of that can be confusing, a distraction from your work, and downright daunting. The current tools in the marketplace are not built for gig workers. We're here to change that.

How far along are you? What's your biggest obstacle?

Presently, we've got a beautiful app launched on the App Store. It's already being used to generate invoices and to manage payments. Our biggest obstacle is now acquiring more users. To meet this challenge, we are partnering with associations and organizations that serve the independent worker communities. Using their platform of existing members, we can educate such members on the MOXI app and how it will help improve their professional and financial lives.

Who competes with you? What do you understand that they don't?

There are the simple payment platforms like Venmo. They're fine for sending/receiving basic payments, but don't have the other functionality that gig workers need. There are expense management and finance software products like QuickBooks. They're useful, but overly complicated for individual workers who often don't have the time to spend learning complex tools. And there are also freelancer insurance products like trupo. MOXI aims to incorporate all of these services into one easy-to-use, beautifully designed app, that's tailored for the life of the freelancer.

How will you make money?

Presently, MOXI makes money on each transaction that is handled by the app. We charge a small margin on top of the already existing payment processing fees. In the future, we plan to recognize multiple revenue streams, such as: (1) receiving a payment from our third party tax partner every time a MOXI user uses their service to file taxes; (2) opening up the MOXI marketplace for businesses and individuals to look for gig workers and charging a small fee for doing so; and (3) offering add-on specialized tools that users can choose to pay a monthly fee to use.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks are in relation to our payment fees. Presently, we use Stripe as our payment processor. Stripe is simply too expensive, but it allowed us to get the app to market most quickly. The risk here is that the high COGS significantly affects our profit margin. In order to mitigate this risk, we are exploring alternative payment providers and ways to keep our costs down.